MAIL STOP 3561

August 17, 2006

Mr. Michael S. Gross
Chairman, Chief Executive Officer and Secretary
Marathon Acquisition Corp.
33 West 55th Street
New York, New York 10019

> **Re: Marathon Acquisition Corp.**
> **Amendment 2 to Registration Statement on Form S-1**
> **File No. 333-134078**
> **Filed on August 1, 2006**

Dear Mr. Gross:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note that Mr. Gross is co-chairman of the investment committee of Magnetar Financial LLC, a company described as "a multi-strategy alternative investment manager with over $3 billion in assets under management. Mr. Gross heads its "credit and private investment business." Please explain the meaning of "alternative investment" and "multi-strategy alternative investment manager," and

describe the company's credit and private investment business. Characterize the types of investments made by Magnetar Financial LLC. State whether it is regulated under any of the federal securities laws.

In addition, the staff notes that significant disclosure is provided throughout the prospectus regarding the background and experience of Mr. Gross' existing and ongoing involvement in private equity funds, or similar investment vehicles or investment advisor firms. In light of the ongoing nature of such involvement, and the company's stated intent to at least initially focus on acquisition candidates in any industry group and not to focus on any specific industry, please provide the following disclosure: (i) provide a listing of each entity in which Mr. Gross is involved with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that Mr. Gross is looking at the same investment opportunities with respect to both the company and those other entities in which each he is involved, it would appear that all contacts and discussions currently being conducted by Mr. Gross are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that Mr. Gross has established criteria by which he is evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

2. The prospectus states at page 57 that MAC Holdings, LLC, an entity affiliated with Magnetar Financial LLC, will hold an economic interest in Marathon Founders, LLC and Marathon Investors, LLC. Please incorporate this information in the prospectus summary and elsewhere in the prospectus, as appropriate. Describe the interest in question and the business of MAC Holdings, LLC. Identify any economic interest that Mr. Gross, or any of the other directors of the company, i.e., Messrs. Aron, Simon and Sheft, holds, directly or indirectly, in MAC LLC, the Magnetar entities and/or the Marathon entities.

3. The staff notes the references to Mr. Gross' contacts and network of relationships. Please disclose whether any of his contacts has taken any affirmative steps to search for or locate a nonaffiliated target business and whether any potential nonaffiliated target business has contacted him, preliminarily or otherwise.

Stockholders must approve initial business combination, page 8

4. We note the statements on page 10 and elsewhere in the prospectus that ""[W]e will dissolve and promptly distribute only to our public stockholders the amount in the trust account…." Contrast this statement with the disclosure on page 15

and elsewhere in the prospectus that "upon our dissolution we will be required to pay or make reasonable provision to pay all of our claims and obligations, including all contingent, conditional or unmatured claims." Please revise the disclosure throughout the prospectus to be consistent with the disclosure on page 15 to the effect that creditor claims are required to be provided for prior to any distribution to the stockholders from the trust account. Further, please substantially revise the summary, particularly the subsection "Liquidation if no business combination," as well as all other related disclosure in the prospectus, to disclose the requirements of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

Conditions to consummating our initial business combination, page 9

5. Please clarify here and elsewhere, as appropriate, whether the company views the 20% threshold as a definitive term, or one that could be modified prior to an initial business combination. See page 46.

6. We note that Mr. Gross has agreed to indemnify the company for its out-of-pocket costs, excluding certain types of costs, in connection with a dissolution and liquidation. Please add disclosure concerning the conditions to indemnification. See, e.g., page 15 in contrast to the disclosure on page 44.

Determination of offering amount, page 12

7. We note the further statement that the company believes, "[b]ased primarily on the experience of Mr. Gross, that "there should be numerous opportunities to acquire one or more companies in the range between $250 million to $1.25 billion . . . ." Please provide support for this statement, which otherwise appears speculative. On page 21, the prospectus states that the company will have about $283.6 million with which to complete a business combination. Please explain why the range significantly exceeds $283.6 million.

Risk Factors, page 14

8. Please modify the last sentence in risk factor eight on page 17 to state that the liability of stockholders "will" extend beyond the third anniversary of dissolution.

9. Please add a risk factor to discuss the possibility that the unanimous consent requirement in the company's Certificate of Incorporation may not be enforceable under Delaware law, and that, as a result, the requirements and restrictions of the Certificate of Incorporation could be amended to reduce or eliminate the protections that are now afforded to stockholders.

10. We note the statement in the seventeenth risk factor on page 20 that, if the company does not consummate a business combination, "the $5.5 million purchase price of the sponsor warrants will be included in the working capital that is distributed to our public stockholders in the event of our liquidation." On page 2, however, the prospectus summary states that the $5.5 million of proceeds will be added to the proceeds of this offering and held in the trust account; and will be part of any liquidating distribution. Please address the inconsistency.

11. Please revise the twenty-sixth risk factor, "An effective registration statement or a current prospectus may not be in place . . .," to clarify that you have no obligation to settle the warrants in the absence of an effective registration statement and that the warrants can expire unexercised or unredeemed.

12. Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to Article IV of the warrant agreement. The risk factor should specifically address the fact that the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

Competition, page 50

13. We note the statement that, " . . . we believe there are numerous potential target businesses with which we could combine . . . ." Please either provide support for this statement or delete it as speculative.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Steven B. Boehm, Esq.
        Fax: (202) 637-3593